UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                        Commission File Number: 000-33067

                             CUSIP Number: 253903108


                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING


(Check One):  |_|  Form 10-K and Form 10-KSB   |_|  Form 20-F    |_|  Form 11-K

              |X|  Form 10-Q and Form 10-QSB   |_|  Form N-SAR

   For Period Ended: June 30, 2006
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   |_|  Transition Report on Form 10-K     |_|  Transition Report on Form 10-Q
   |_|  Transition Report on Form 20-F     |_|  Transition Report on Form N-SAR
   |_|  Transition Report on Form 11-K

   For the Transition Period Ended : ________________________

            Read attached instruction sheet before preparing form. Please print or type.

            Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

            If the notification related to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION


Full name of registrant:    Digicorp
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Former name if applicable:
                            ----------------------------------------------------

Address of principal executive office (street and number):  4143 Glencoe Avenue
                                                           --------------------

City, state and zip code:   Marina Del Rey, California  90292
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                                     PART II
                             RULE 12b-25 (b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

  |X|       (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

  |X|       (b)   The subject annual report, semi-annual report, transition
                  report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c)has been attached if applicable.


                                    PART III
                                    NARRATIVE


      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

      The Company's Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2006 cannot be filed within the prescribed time period because the Company requires additional time for compilation and review to insure adequate disclosure of certain information required to be included in the Form 10-QSB. The Company's Quarterly Report on Form 10-QSB will be filed on or before the 5th calendar day following the prescribed due date.

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

                                     PART IV
                                OTHER INFORMATION


      (1) Name and telephone number of person to contact in regard to this notification:

            William B. Horne, Chief Executive Officer, (310) 728-1450

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

                                                        |X| Yes  |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        |X| Yes  |_| No

            If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

            Digicorp (the "Company") anticipates that its revenue, operating expenses and net loss for the three and six months ended June 30, 2006 are significantly greater than the revenue, expenses and net loss for the three and six months ended June 30, 2005. The increase in revenue is primarily the result of an increase in the direct sales of our licensed content during the three and six months ended June 30, 2006 by the Company's subsidiary Rebel Crew Films, Inc. The Company did not have any direct sales in the prior year. Operating expenses increased primarily due to an increase in compensation paid for legal and accounting fees during the three and six months ended June 30, 2006, and also due to increases in rent expense, amortization expense related to the increased number of license agreements, stock based compensation expense attributed to options granted to employees and directors, and due to an increase in general and administrative expenses attributed to the overall expansion of the Company's business during the three and six months ended June 30, 2006. Net loss increased as a result of the above factors.

            A reasonable estimate of the results cannot be made at this time due to the fact that the compilation, dissemination and review of the information required to be presented in the Form 10-QSB has not been completed.


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

                                    Digicorp
                            ------------------------
                  (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2006               By:  /s/ William B. Horne
      ---------------------              ----------------------------
                                    William B. Horne
                                    Chief Executive Officer

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